AVINO SILVER & GOLD MINES LTD.

Consolidated Financial Statements

For the year ended December 31, 2008,
the eleven-months ended December 31, 2007
and the year ended January 31, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Avino Silver & Gold Mines Ltd.

We have audited the consolidated balance sheets of Avino Silver & Gold Mines Ltd. as at December 31, 2008 and 2007 and January 31, 2007 and the consolidated statements of operations and comprehensive loss, shareholders’ equity , and cash flows for the year ended December 31, 2008, the eleven-month period ended December 31, 2007 and the year ended January 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and January 31, 2007 and the results of its operations and its cash flows for the year ended December 31, 2008, the eleven-month period ended December 31, 2007 and the year ended January 31, 2007 in accordance with Canadian generally accepted accounting principles.

/s/ “Manning Elliott LLP”

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
April 28, 2009

COMMENTS BY AUDITORS ON CANADA-UNITED STATES REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated April 28, 2009, is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ “Manning Elliott LLP”

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
April 28, 2009

AVINO SILVER & GOLD MINES LTD.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

	December 31,	December 31,
	2008	2007
ASSETS
Current
Cash and cash equivalents	$3,575,241	$6,342,481
Interest receivable	2,939	19,183
Sales tax recoverable (Note 9)	387,007	394,549
Prepaid expenses and other assets	11,487	32,317
	3,976,674	6,788,530

Property, Plant & Equipment (Note 6)	1,176,013	1,085,390
Reclamation Bonds	5,500	5,500
Mineral Properties (Note 7)	14,861,524	13,096,805
Investments in Related Companies (Note 8)	106,519	214,715
	$20,126,230	$21,190,940

LIABILITIES
Current
Accounts payable and accrued liabilities	$404,407	$520,710
Amounts due to related parties (Note 13(a))	170,800	176,788
	575,207	697,498

Future income tax liability	1,933,569	1,834,916
	2,508,776	2,532,414
SHAREHOLDERS' EQUITY
Share Capital (Note 10)	33,112,072	33,112,072
Contributed Surplus	7,893,742	7,287,742
Treasury Shares (14,180 Shares, at cost)	(101,869)	(101,869)
	40,903,945	40,297,945

Accumulated other comprehensive (loss) income	(103,566)	4,630
Deficit	(23,182,925)	(21,644,049)
	(23,286,491)	(21,639,419)
	17,617,454	18,658,526
	$20,126,230	$21,190,940

Nature of Operations – Note 1
Subsequent Events – Note 22

 Approved by the Board of Directors:

“Louis Wolfin”                      Director                                                                                               “David Wolfin”                  Director

The accompanying notes are an integral part of these consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian dollars)

	Year ended December 31, 2008	(Note 2) Eleven-months ended December 31, 2007	Year ended January 31, 2007
Operating and Administrative Expenses
Amortization	$2,869	$2,046	$2,677
General exploration	8,823	18,636	106,899
Investor relations (Note 12)	193,192	263,192	464,806
Management fees	96,000	88,000	87,000
Office and miscellaneous	121,353	141,843	146,348
Professional fees	179,299	196,555	127,441
Regulatory and compliance fees	25,821	21,175	34,416
Salaries and benefits	109,354	73,610	87,813
Sales tax recoverable written off (Note 9)	213,652	-	-
Stock-based compensation (Note 11)	585,800	-	2,860,603
Travel and promotion	39,750	63,470	96,731
	1,575,913	868,527	4,014,734

Other Income (Expenses)
Interest income	146,386	359,339	430,231
Foreign exchange loss	(38,481)	(32,301)	(30,455)
Litigation settlement (Note 19)	2,785	(759,302)	-
Mineral property option revenue (Note 7)	25,000	-	-
Misappropriation loss (Note 20)	-	(86,155)	-
Equity loss (Note 4)	-	-	(33,581)

LOSS BEFORE INCOME TAX	(1,440,223)	(1,386,946)	(3,648,539)
Future income tax recovery (expense) (Note 18)	(98,653)	501,083	-
NET LOSS	(1,538,876)	(885,863)	(3,648,539)

Other Comprehensive Loss
Unrealized loss on investments in related companies (Note 8)	(108,196)	(12,487)	-

COMPREHENSIVE LOSS	$(1,647,072)	$(898,350)	$-

Loss per Share - Basic and Diluted	$(0.07)	$(0.04)	$(0.20)

Weighted Average Number of Shares Outstanding	20,584,727	20,584,727	18,385,007

The accompanying notes are an integral part of these consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Consolidated Statements of Shareholders’ Equity
For the year ended December 31, 2008, eleven month period ended December 31, 2007 and year ended January 31, 2007
(Expressed in Canadian dollars)

	Number of Common Shares	Capital Stock	Share Receivable	Treasury Shares	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity

Balance, January 31, 2006	11,962,075	$19,264,265	$(5,940)	$(101,869)	$1,070,699	$(17,109,647)	$-	$3,117,508
Net loss for the year						(3,648,539)		(3,648,539)
Common shares issued for cash:
Private Placement	5,000,000	10,000,000	-	-	-	-	-	10,000,000
Fair value of warrants issued for private placement		(3,578,383)	-	-	3,578,383	-	-	-
Share issuance costs		(823,728)	-	-	-	-	-	(823,728)
Exercise of options	456,700	585,866	-	-	-	-	-	585,866
Exercise of warrants	1,250	3,125	-	-	-	-	-	3,125
Shares issued for Cia Minera acquisition	3,164,702	7,215,521	-	-	-	-	-	7,215,521
Transfer from contributed surplus on exercise of options	-	443,831	-	-	(443,831)	-	-	-
Transfer from contributed surplus on exercise of warrants	-	1,575	-	-	(1,575)	-	-	-
Stock-based compensation expense	-	-	-	-	3,056,203	-	-	3,056,203
Balance, January 31, 2007	20,584,727	33,112,072	(5,940)	(101,869)	7,259,879	(20,758,186)	-	19,505,956

Transitional adjustment for fair value of investments	-	-	-		-	-	17,117	17,117

Shares issued for proceeds receivable			5,940					5,940
Net loss for the period	-	-	-	-	-	(885,863)	-	(885,863)
Unrealized loss on investments	-	-	-	-	-	-	(12,487)	(12,487)
Stock-based compensation (Note 11)	-	-	-	-	27,863	-	-	27,863
Balance, December 31, 2007	20,584,727	33,112,072	-	(101,869)	7,287,742	(21,644,049)	4,630	18,658,526
Net loss for the year	-	-	-	-	-	(1,538,876)	-	(1,538,876)
Unrealized loss on investments	-	-	-	-	-	-	(108,196)	(108,196)
Stock-based compensation (Note 11)	-	-	-	-	606,000	-	-	606,000
Balance, December 31, 2008	20,584,727	$33,112,072	$-	$(101,869)	$7,893,742	$(23,182,925)	$(103,566)	$17,617,454

The accompanying notes are an integral part of these consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Year ended December 31, 2008	(Note 2) Eleven-months ended December 31, 2007	Year ended January 31, 2007
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss	$(1,538,876)	$(885,863)	$(3,648,539)
Adjustments for non-cash items:
Amortization	2,869	2,046	2,677
Sales tax recoverable written off	213,652	-	-3
Stock-based compensation	585,800	-	2,860,603
Stock-based compensation included in investor relations	20,200	27,863	195,600
Equity loss	-	-	33,581
Future income tax expense (recovery)	98,653	(501,083)	-
	(617,702)	(1,357,037)	(556,078)

Net change in non-cash working capital (Note 14)	(291,327)	(987,164)	61,750
	(909,029)	(2,344,201)	(494,328)

FINANCING ACTIVITIES
Collection of share proceeds receivable	-	5,940	56,732
Shares issued for cash, net	-	-	9,511,593
	-	5,940	9,568,325
INVESTING ACTIVITIES
Advances to Cia Minera prior to acquisition of control	-	-	(297,485)
Mineral property exploration expenditures	(1,764,719)	(2,292,156)	(777,586)
Property, plant and equipment purchases	(93,492)	(72,208)	(18,331)
Reclamation bonds	-	-	(2,500)

	(1,858,211)	(2,364,364)	(1,095,902)
Increase (decrease) in cash and cash equivalents	(2,767,240)	(4,702,625)	7,978,095

CASH AND CASH EQUIVALENTS, Beginning	6,342,481	11,045,106	3,067,011

CASH AND CASH EQUIVALENTS, Ending	$3,575,241	$6,342,481	$11,045,106

SUPPLEMENTARY CASH FLOW DISCLOSURES
Cash paid for:
Interest expense	$-	$87	$16
3,164,702 shares issued for acquisition of Cia Minera -Non-cash investing	-	-	7,215,520

The accompanying notes are an integral part of these consolidated financial statements

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
(Expressed in Canadian dollars)

NOTE 1 - NATURE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) was incorporated in 1969 under the laws of the Province of British Columbia, Canada. The Company’s principal business activities include the acquisition, exploration and development of mineral properties. The Company owns interests in mineral properties located in Durango, Mexico and in British Columbia and the Yukon, Canada.

The Company is in the exploration stage and is in the process of determining whether these properties contain ore reserves which are economically recoverable.

The recoverability of amounts recorded as mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, maintenance of the Company’s legal interests in its mineral claims, obtaining further financing for exploration and development of its mineral claims, re-development of its mining and processing operations and commencement of future profitable production, or receiving proceeds from the sale of all or an interest in its mineral properties.

These audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company will be required to raise new financing through the sale of shares or issuance of debt to continue with the exploration and development of its mineral properties. Although management intends to secure additional financing as may be required, there can be no assurance that management will be successful in its efforts to secure additional financing or that it will ever develop a self-supporting business. These factors together raise substantial doubt about the Company’s ability to continue as a going concern. These audited consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 - CHANGE OF FISCAL YEAR END

During 2007, the Company changed its fiscal year end from January 31st to December 31st to correspond to the December 31st fiscal year end of the Company’s Mexican operating subsidiaries, which report on a calendar year basis. The effect of this change resulted in a comparative eleven months fiscal period ended December 31, 2007 for the consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows.

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES

i)	Basis of presentation

These consolidated financial statements have been prepared in Canadian Dollars in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its Mexican subsidiaries. A summary of the differences between accounting principles generally accepted in Canada and those generally accepted in the United States is contained in Note 24. All significant inter-company balances and transactions have been eliminated on consolidation. The Company’s Mexican subsidiaries are Oniva Silver and Gold Mines S.A., (“Oniva Silver”) which is wholly-owned, Promotora Avino, S.A. De C.V. (“Promotora”) in which the Company has a direct 79.09% ownership, and Compania Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”) in which the Company has a 50.0% direct ownership and an additional 39.35% indirect effective ownership held through Promotora.

The Company acquired control of Promotora and Cia Minera on July 17, 2006 (see Note 4). Prior to the acquisition of control, the Company accounted for its 49% ownership of Cia Minera using the equity method. Under the equity method, the Company’s original investment in Cia Minera was recorded at cost, and subsequently adjusted to reflect the Company’s share of earnings or loss in Cia Minera.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
(Expressed in Canadian dollars)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

i)	Basis of presentation (continued)
These consolidated financial statements include the net assets and operations of the Promotora and Cia Minera subsidiaries on a consolidated basis beginning from July 17, 2006 onward.
ii)	Cash and cash equivalents

The Company considers all highly liquid instruments with original maturities of three months or less on the date of purchase to be cash equivalents. Cash equivalents are carried at cost, plus accrued interest, which approximates fair market value

iii)	Property, plant and equipment
Property, plant and equipment is stated at cost less accumulated amortization. Amortization is recorded over the estimated useful lives of the assets on the declining balance basis at the following annual rates:

Office equipment, furniture and fixtures	20%
Computer equipment	30%
Mine mill, machinery and plant	12%
Mine facilities and equipment	6% to 10%

The mine mill, machinery, plant facilities and equipment (see Note 6) were acquired on July 17, 2006 and are not in active use, as the Company is in the process of refurbishing these assets. Accordingly, these assets are considered to be under reconstruction and no amortization has been recorded on them.

iv)	Mineral properties, deferred exploration and development expenditures

The Company follows CICA Accounting Guideline 11, Enterprises in the Development Stage. Mineral property acquisition, exploration and development costs are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Mineral property acquisition costs include the cash consideration and the fair value of common shares issued for mineral property interests based on the observed trading price of the shares. Mineral exploration costs such as field labour and consultants, geology and assaying, and mining claims are capitalized and carried at cost until the properties to which they relate are placed into production, sold or management determines a permanent impairment in value. Development costs incurred to access ore bodies identified in the current mining plan will be expensed as incurred after production has commenced.

Development costs necessary to extend a mine beyond those areas identified in the current mining plan and which are incurred to access additional reserves are deferred until the incremental reserves are mined. Mineral properties and development costs, including the mineral acquisition and direct mineral exploration costs relating to the current mining plan, will be depleted and amortized using the units-of-production method over the estimated life of the ore body based on proven and probable reserves once commercial production commences.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
(Expressed in Canadian dollars)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

v)	Investments

Investments in the shares of companies over which Avino has the ability to exercise significant influence, but not control, are accounted for using equity method. Accordingly, the Company includes its share of the investee’s net income or loss for the year in its operations. The investment is initially recorded at cost and increased or decreased for the Company’s share of net income or loss respectively. In those instances where the Company’s share in the investee’s cumulative net losses exceeds the carrying amount of the Company’s investment, the Company records its share of the investee’s losses as a liability only if it has determined that it has ongoing obligations or commitments towards the investee. In those circumstances where the Company has no ongoing obligations or commitments to support the investee, the Company records cumulative losses only to the extent of the carrying amount of the investment.

Investments in shares of public companies traded on an active market over which Avino does not have control or exercises significant influence are classified as available-for-sale and accounted for at fair market value, based upon quoted market share prices at the consolidated balance sheet date. Unrealized gains or losses on these investments are recorded as other comprehensive income or loss, unless a decline in value is considered to be other than temporary. Purchases and sales of investments are measured on a settlement date basis.

vi)	Translation of foreign currencies and foreign subsidiaries

The Company’s integrated Mexican foreign subsidiaries are financially and operationally dependent on the Company. The Company uses the temporal method to translate the accounts of its integrated foreign operations into Canadian dollars. Monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at rates in effect during the period, except for amortization, which is translated on the same basis as the related assets. The resulting exchange gains or losses are recognized in income.

vii)	Comprehensive loss

Effective February 1, 2007 comprehensive loss is comprised of the sum of the net loss and other comprehensive income or loss which includes unrealized gains or losses from changes in the fair market value of available-for-sale investments, changes in the fair market value of derivative instruments designated as cash flow hedges and currency translation adjustments on self-sustaining foreign operations. The Company does not have any derivative instruments or self-sustaining foreign operations and currently the Company’s other comprehensive income (loss) is comprised only of changes in the fair value of the Company’s available-for-sale investments.

viii)	Financial instruments
(a)
Classification

Financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are measured at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and accounting for changes in the value of these investments will depend on their initial classification as follows: held-for-trading financials assets are measured at fair value with changes in fair value recognized in operations. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the change in value is realized or the instrument is derecognized or permanently impaired.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
(Expressed in Canadian dollars)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

viii)	Financial instruments (continued)
(a)
Classification (continued)

The Company has classified its cash and cash equivalents as held-for-trading. Advances to related companies and amounts receivable are classified as loans and receivables. Investments in related companies are classified as available-for-sale. Accounts payable and amounts due to related parties are classified as other liabilities. Interest receivable is classified as held for trading.

(b)
Fair values

The Company’s financial instruments consist of cash and cash equivalents, interest receivable investments in related companies, accounts payable and amounts due to related parties.  The carrying amounts of these short-term financial instruments are a reasonable estimate of their fair value because of their current nature, and the investments in related companies are carried at fair values determined in accordance with the Company’s accounting policy.

(c)
Transaction costs

Transaction costs attributable to the acquisition or issue of financial assets or financial liabilities, other than those classified as held-for-trading, are added to the initial fair value amount to match the costs with the related transactions

(d)	Interest rate risk In management’s opinion, the Company is not exposed to significant interest rate risk.
(e)
Foreign exchange rate risk

The operations and financial instruments of the Company’s subsidiaries are denominated in Mexican pesos (“MXN”) and are converted into Canadian dollars as the reporting currency in these financial statements. Fluctuations in the exchange rates between the Mexican peso and the Canadian dollar could have a material effect on the Company’s business and on the reported amounts of the Company’s financial instruments. The Company is exposed to foreign exchange rate risk relating to cash denominated in Mexican pesos totalling $148,089 (MXN$1,672,752), and accounts payable denominated in pesos totalling $317,960 (MXN$3,591,562). The Company does not utilize any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

(f)
Credit risk

The Company's cash and equivalents are primarily held in a GIC and in accounts with Canadian financial institutions, and as at December 31, 2008 cash and cash equivalents substantially exceed the amounts covered under federal deposit insurance. To minimize the credit risk on cash and cash equivalents the Company uses high quality financial institutions.

(g)
Liquidity risk

The Company ensures its holding of cash and cash equivalents is sufficient to meet its operational requirements. The Company handles its liquidity risk through the management of its capital structure. All of the Company’s financial liabilities have contractual maturities of approximately 30 days or are due on demand and are subject to normal trade terms

.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
(Expressed in Canadian dollars)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

viii)	Financial instruments (continued)
(h)
Market risk

Market risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate due to changes in market prices. The sale of the financial instruments can be affected by changes in interest rates, foreign exchange rates, and equity prices. The Company is exposed to market risk in trading its investments, and unfavourable market conditions could result in dispositions of investments at less than favourable prices. The Company’s investments are accounted for at estimated fair values and are sensitive to changes in market prices, such that changes in market prices result in a proportionate change in the carrying value of the Company’s investments.

(i)
Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact on net loss for the year which a change in foreign exchange rates would have had.  A change of +/- 10% in MXN$ foreign exchange rate would have an impact of approximately +/- $20,692 on the Company’s net loss.  This impact results from the Company’s MXN$ based balances of monetary assets and liabilities.

ix)	Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Significant areas requiring the use of estimates relate to the recoverability or valuation of sales taxes recoverable, property, plant, equipment, and mineral properties, the valuation of asset retirement obligations, useful lives for amortization, recognition and disclosure of future income tax assets and liabilities, and stock-based compensation. Actual results could differ from those estimates.

x)	Income taxes

The Company follows the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on temporary differences between the accounting and taxes bases for existing assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

The Company follows CICA Emerging Issues Committee Abstract 146 Flow-Through Shares. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the Company assigns the tax deductions arising from the related resource expenditures, to the shareholders. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized for the net tax effect of the deductions renounced, and share capital is reduced.

If the Company has sufficient unrecognized tax losses carried forward or other unrecognized future income tax assets to offset all or part of this future income tax liability, a portion of such unrecognized future income tax assets is recorded as a future income tax recovery up to the amount of the future income tax liability that would otherwise be recognized.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
(Expressed in Canadian dollars)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

xi)	Stock-based compensation

The Company follows CICA Handbook Section 3870 Stock Based Compensation and Other Stock-Based Payments. Accordingly the Company recognizes stock-based compensation expense for the estimated fair value of stock-based payments. Compensation costs attributable to stock options or similar equity instruments granted to employees are measured at the fair value at the grant date using the Black-Scholes option pricing model, and are expensed over the expected vesting period. Transactions in which goods or services are received from non-employees in exchange for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. Consideration received on the exercise of stock options is recorded as share capital with a corresponding reduction in the contributed surplus related to the options exercised.

xii)	Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury method. The treasury method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. Stock options and warrants are dilutive when the average market prices of the common shares during the year exceed the exercise prices of the options and warrants.

For the year ended December 31, 2008, the period ended December 31, 2007 and the year ended January 31, 2007, the existence of warrants and options affects the calculation of loss per share on a fully diluted basis. As the affect of this dilution is to reduce the reported loss per share (anti-dilutive), fully diluted loss per share information has not been shown.

xiii)	Asset retirement obligations
The Company recognizes the fair value of its liability for asset retirement obligations, including site restoration costs in the year in which such liabilities are incurred and can be reasonably estimated. Upon recognition of an asset retirement obligation, the site restoration costs are capitalized as a part of the mineral property. In periods subsequent to initial measurement, the asset retirement obligation is adjusted for both the passage of time and revisions to the original estimates. If the obligation is settled for other than the carrying amount of the liability, a gain or loss on the settlement is recognized. The Company estimated its site restoration costs as at December 31, 2008 to be $nil (December 31, 2007 - $nil) as significant disturbance of sites giving rise to restoration obligations has not yet occurred.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
(Expressed in Canadian dollars)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

xiv)	Impairment of long-lived assets

The recoverability of long-lived assets, which includes property, plant, equipment, and mineral properties is assessed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is based on factors such as future asset utilization and the future undiscounted cash flows expected to result from the use or sale of the related assets. An impairment loss is recognized when the carrying amount of an asset that is held and used exceeds the projected undiscounted future net cash flows expected from its use and disposal less costs to sell, and is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is measured based on discounted cash flows when quoted market prices are not available.

Impairment in the carrying value of non-producing mineral properties may occur when one of the following conditions exists:

(a)	the Company's work program on a property has significantly changed, so that previously identified resource targets or work programs are no longer being pursued;
(b)	exploration results are not promising and no more work is being planned in the foreseeable future on the property; or
(c)
the remaining lease terms for the property are insufficient to conduct necessary studies, exploration work, or mineral extraction.

Once impairment has been determined in the carrying value of a mineral property, it will be written-down to fair value. Amounts shown for mineral properties reflect costs incurred to date, less impairments, and are not intended to reflect present or future values.

xv)	New Accounting Standards

Effective January 1, 2008, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”). These accounting policy changes were adopted on a prospective basis with no restatement of prior period consolidated financial statements:

(a)
CICA Section 1400 General Standards of Financial Statement Presentation provides revised guidance on management’s responsibility to assess and disclose the Company’s ability to continue as a going concern. The required disclosure is included in Note 1 to the financial statements.

(b)
CICA Section 1535 Capital Disclosures requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objectives, policies and procedures for managing capital. The required disclosure is included in Note 16 to these financial statements.

(c)	CICA Section 3862 Financial Instruments - Disclosures and CICA Section 3863 Financial Instruments - Presentation replace Section 3861 Financial Instruments - Disclosure and Presentation. Section 3862 provides users with information to evaluate the significant of the financial instruments of the entity’s financial position and performance, nature and extent of risks arising from financial instruments, and how the entity manages those risks. Section 3863 deals with the classification of financial instruments, related interest, dividends, losses and gains and the circumstances in which financial assets and financial liabilities are offset. The adoption of these new standards did not result in a material impact on the company’s financial statements and the enhanced disclosures of financial instrument risks are included in Note 3 (viii).

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
(Expressed in Canadian dollars)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

xvi)	Recent Accounting Pronouncements

(a)
In February 2008, the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The standard also requires that comparative figures for 2010 be based on IFRS. The Company is currently in the planning stages to identify the impact of adopting IFRS on its financial statements and will continue to invest in training and necessary resources to complete the conversion. The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

(b)
CICA Section 3064 Goodwill and Intangible Assets replaces Section 3062 Goodwill and Intangible Assets, and Section 3450 Research and Development Costs, which also resulted in amendments to related guidance contained in AcG-11 Enterprises in the Development Stage and Section 1000 Financial Statement Concepts. These pronouncements and amendments affect the recognition and measurement of intangible assets that include deferred costs related to mineral property exploration. On January 1, 2009 the Company will adopt this standard, and management is currently assessing its impact on the Company’s interim and annual consolidated financial statements for fiscal 2009.

(c)
CICA Section 1582 Business Combinations, which replaces Section 1581, establishes standards for the accounting for business combination. It is the Canadian GAAP equivalent to International Financial Reporting Standard IFRS 3, Business Combinations. This new standard require assets acquired and liabilities assumed, including contingent liabilities to be measured at fair value and all acquisition costs be expensed. This standard is effective for the Company for interim and annual financial statements beginning on January 1, 2011. The Company has not yet determined the impact of the adoption of this change on its consolidated financial statements.

(d)	CICA Section 1601, Consolidated Financial Statements and Section 1602, Non-controlling Interests replaces Section 1600. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in consolidated financial statements subsequent to a business combination. Section 1602 is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27, Consolidated and Separate Financial Statements. These new standards require non-controlling interests to be recognized as a separate component of equity and net earnings to be calculated without a deduction for non-controlling interests. These standards are effective for the Company for interim and annual financial statements beginning on January 1, 2011. The Company has not yet determined the impact of the adoption of this change on its consolidated financial statements.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
(Expressed in Canadian dollars)

NOTE 4 - ACQUISITION OF COMPANIA MINERA MEXICANA DE AVINO, S.A. DE C.V.

On July 17, 2006 the Company acquired control of Compania Minera Mexicana de Avino, S.A. de C.V. (“Cia Minera”) through the acquisition of an additional 39.25% interest in Cia Minera which combined with the Company’s pre-existing 49% share of Cia Minera, brought the Company’s ownership interest in Cia Minera to 88.25%. The additional 39.25% interest in Cia Minera was obtained through the acquisition of 76.88% of the common shares of Promotora Avino S.A. De C.V. (“Promotora”) which in turn owns 49.75% of Cia Minera’s common shares, and the direct acquisition of 1% of the common shares of Cia Minera.

The historic operations of Cia Minera involved the mining of commercial grade ores which produced silver, gold and copper. This plant and mine ceased operations in November 2001 due to low metal prices and the closure of a smelter. The Company is evaluating the re-activation of the mine and has commenced exploration activities on Cia Minera’s mineral properties in the state of Durango, Mexico (see Note 7).

The July 17, 2006 acquisition was accomplished by a share exchange in which the Company issued 3,164,702 shares as consideration for the purchase of the additional 39.25% interest in Cia Minera. The shares issued as consideration were valued based on the July 17, 2006 closing market price per share of $2.28. The acquisition was accounted for using the purchase method and these consolidated financial statements include the assets, liabilities and operations of these subsidiaries beginning on July 17, 2006, the date of acquisition of control. The acquisition of the 39.25% interest described above did not include an effective 1.1% interest to be acquired from an estate subject to approval and transfer of the shares to the Company by the trustee for that estate. On December 21, 2007 approval was received and the Company obtained the 1.1% interest from the estate for no additional consideration. As at December 31, 2007 and 2008 the Company’s ownership interest in Cia Minera is 89.35%. (See Note 22(a))

The cost of the acquisition of Cia Minera was comprised as follows:

Issuance of 3,164,702 shares issued as consideration	$7,215,521
Direct acquisition costs	24,705
Cash advances to Cia Minera prior to July 17, 2006	297,485
Assumption of equity based commitment made prior to July 17, 2006	(376,177)

$7,161,534

The cost of Cia Minera was allocated to the estimated fair values of the assets acquired and liabilities assumed as at July 17, 2006 as follows:

Cash	$21,154
Taxes and other amounts recoverable	27,977
Mine mill and processing plant	934,654
Mine facilities, machinery and equipment	62,310
Mineral properties	9,525,575
Accounts payable and accrued liabilities	(864,816)
Future income tax liability	(2,335,999)
Taxes payable	(209,321)

$7,161,534

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
(Expressed in Canadian dollars)

NOTE 4 - ACQUISITION OF COMPANIA MINERA MEXICANA DE AVINO, S.A. DE C.V. (Continued)

Prior to the July 17, 2006 acquisition of the additional 39.25% in Cia Minera, the Company accounted for its original 49% interest using the equity method.

Prior to fiscal 2006, the Company had determined that it did not have a commitment or obligation to Cia Minera and accordingly did not record its equity interest in the losses of Cia Minera. During fiscal 2006 the Company determined that it had a commitment to Cia Minera. Accordingly, it began to recognize in operations its equity interest in the losses of Cia Minera. In fiscal 2006, the Company recognized into operations its interest in previously unrecorded equity losses of Cia Minera in the amount $342,596. During the year ended January 31, 2007 the Company recognized a further $33,581 of equity losses in Cia Minera, resulting in cumulative equity losses recognized of $376,177 in Cia Minera prior to the acquisition of control on July 17, 2006.

NOTE 5 - NON-CONTROLLING INTEREST

The Company has an 89.35% interest in its subsidiary Cia Minera, and the remaining 10.65% portion is presented as a non-controlling interest. (See Note 22(a)) The non-controlling interest in Cia Minera’s cumulative losses has been recorded as a net amount recoverable by the Company from Cia Minera, net of a valuation allowance, since the owners of the 10.65% minority interest in Cia Minera do not have a demonstrated commitment towards funding their share of Cia Minera’s net losses. Accordingly, the non-controlling interest in the Cia Minera operating losses recoverable are not recognized as an asset in these financial statements.

The carrying amount of the non-controlling interest is comprised as follows:

Non-controlling interest in Cia Minera recoverable at acquisition, July 17, 2006	$111,874
Non-controlling interest in Cia Minera’s net loss recoverable since acquisition	226,591
Loss valuation allowance	(338,465)

Non-controlling interest - net carrying amount	$–

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT
	Cost	Accumulated Amortization	December 31, 2008 Net Book Value	December 31, 2007 Net Book Value
Office equipment, furniture and fixtures	$5,512	$4,318	$1,194	$1,493
Computer equipment	27,642	4,714	22,928	22,309
Mine mill, machinery and processing plant	1,105,621	-	1,105,621	1,016,823
Mine facilities and equipment	48,416	2,146	46,270	44,765
	$1,187,191	$11,178	$1,176,013	$1,085,390

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
(Expressed in Canadian dollars)

NOTE 7 - MINERAL PROPERTIES

		British
	Durango	Columbia	Yukon
	Mexico	Canada	Canada	Total

Balance, January 31, 2007	$10,225,805	$538,649	$1	$10,764,455

Exploration costs incurred during year:
Assays	59,901	1,379	-	61,280
Assessment and taxes	13,198	139	-	13,337
Drilling	1,891,527	65,577	-	1,957,104
Field supplies and services	-	911	-	911
Geological	298,706	1,012	-	299,718
Balance, December 31, 2007	$12,489,137	$607,667	$1	$13,096,805

Exploration costs incurred during year:
Assays	98,442	67	303	98,812
Assessment and taxes	60,565	-	-	60,565
Drilling	1,276,941	-	-	1,276,941
Geological	326,564	387	1,450	328,401

Balance, December 31, 2008	$14,251,649	$608,121	$1,754	$14,861,524

Additional information on the Company’s mineral properties by region is as follows:

(a)	Durango, Mexico

The Company acquired the Durango mineral properties through the acquisition of Cia Minera during the January 31, 2007 year-end (see Note 4). The Company’s subsidiary Cia Minera owns 42 mineral claims in the state of Durango, Mexico.

In addition four core mineral claims are under leased concessions – exploitation rights to and for the Unification La Platosa, are granted by a lease agreement, to Cia Minera from Minerales de Avino SA de CV. The two concessions, Primer Rey and Avino y Emma, are included in the lease agreement, but are discrete and lie under the town of San Jose de Avino. The agreement is valid until October 31, 2010. An ongoing dispute regarding royalties on the leased mineral claims was settled during the period ended December 31, 2007 (see Note 19).

The Company’s mineral claims in Mexico are divided into the following four properties:

(i)	Avino mine area property

The Avino mine property is situated around the towns of Panucho de Coronado and San Jose de Avino and surrounding the formerly producing Avino mine. There are four exploration concessions covering 154.4 hectares, 24 exploitation concessions covering 1,284.7 hectares and one leased exploitation concession covering 98.83 hectares.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
(Expressed in Canadian dollars)

NOTE 7 - MINERAL PROPERTIES (Continued)

(a)	Durango, Mexico (continued)
(ii)	Stackpole area property

The Stackpole area property is situated with the Avino mine property around the towns of Panucho de Coronado and San Jose de Avino and surrounding the formerly producing Avino mine. Under a royalty agreement covering three mineral concessions, Cia Minera shall pay to Minerales de Avino royalties of 3.5% on mineral extracted, processed and sold from the Unification La Platosa, San Carlos and San Jose concessions. The royalties are to be calculated on a base of net sales (net smelter payment less the cost of sales) less the process costs at the mine

(iii)	Gomez Palacio property The Gomez Palacio property is located near the town of Gomez Palacio, Durango, Mexico. There are nine exploration concessions covering 2,549 hectares.
(iv)
Papas Quiero property

The Papas Quiero property is located near the village of Papas Quiero, Durango, Mexico. There are four exploration concessions covering 2,552.6 hectares and one exploitation concession covering 602.9 hectares

(b)	British Columbia, Canada The Company’s mineral claims in British Columbia are divided into the following three properties:
(i)
Aumax property

In 2003 the Company acquired a 100% interest in six Crown granted mineral claims, located in the Lillooet Mining Division of British Columbia, Canada by issuing 200,000 common shares at a price of $0.50 per share and paying $4,000 in cash for total consideration of $104,000. During the January 31, 2007 year end these mineral claims were converted into one claim encompassing all of the original claims.

(ii)
Minto property

The Company has a 100% interest in eight Crown granted mineral claims, eight reverted Crown granted mineral claims and one located mineral claim, situated in the Lillooet Mining Division of British Columbia. During the January 31, 2007 year end these mineral claims were converted into one claim encompassing all of the original claims. The property was written down to a nominal value of $1 in fiscal 2002. The Company recommenced exploration of the property in fiscal 2006 and costs incurred since then have been deferred.

(iii)
Olympic-Kelvin property

The Company has a 100% interest in 20 reverted Crown granted mineral claims, one located mineral claim and three fractions located in the Lillooet Mining Division of British Columbia. The property was written down entirely in fiscal 2002. During the January 31, 2007 year end these original mineral claims and fractions were converted into six claims encompassing all of the original claims. The Company recommenced exploration of the property in fiscal 2004 and costs incurred since then have been deferred.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
(Expressed in Canadian dollars)

NOTE 7 - MINERAL PROPERTIES (Continued)

(c)	Yukon, Canada

    In 2003 the Company acquired a 100% interest in 14 quartz leases, located in the Mayo Mining Division of the Yukon, Canada by issuing 200,000 common shares at a price of $0.50 per share for total consideration of $100,000. The property was written down to a nominal value of $1 in fiscal 2006 by a charge to operations of $103,242.

    On November 12, 2008, the Company entered into an option agreement with Mega Silver Inc. (“Mega Silver”), whereby Mega Silver can earn the excusive right and option to acquire a 100% title and interest in the Eagle Property located in the Yukon Territory.

    To earn a 75% interest in the Eagle Property, Mega Silver must:

   •    Incur Exploration Costs totalling $7.1 million over five years
   •    Make total cash payments of $400,000 over five years to Avino.
   •    Issue 500,000 common shares of Mega Silver in Years 4 and 5 to Avino.

    After earning a 75% interest, Mega Silver may either elect to form a Joint Venture with Avino, or earn an additional 25% interest, whereby Mega Silver must:

       •    Take the property into production within 3 years, subject to a 2.5% Net Smelter Return and minimum $200,000 annual advance royalty payments payable for 5 years or until production begins (also see Note 22(c)).

    During the year, the Company received $25,000 upon execution of the agreement which was recorded in income.

NOTE 8 - INVESTMENTS IN RELATED COMPANIES

Investments in related companies comprise the following:

		Accumulated Unrealized	December 31, 2008	December 31, 2007
	Cost	Gains (losses)	Fair Value	Fair Value

Bralorne Gold Mines Ltd.	$205,848	$(116,274)	$89,574	$197,064
Levon Resources Ltd.	4,236	12,708	16,944	17,650
Oniva International Services Corporation	1	-	1	1
	$210,085	$(103,566)	$106,519	$214,715

Investments in related parties include the following marketable securities as at December 31, 2008:

During the year ended December 31, 2008, the Company recognized a $108,196 (December 31, 2007 - $12,487) unrealized loss on investments in related companies classified as available-for-sale in other comprehensive income, representing the change in fair value during the period.

Bralorne Gold Mines Ltd. (“Bralorne”)
The Company’s investment in Bralorne consists of 179,149 common shares with a quoted market value of $89,575 as at December 31, 2008 (December 31, 2007 - $197,064). Bralorne is a public company with common directors.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
(Expressed in Canadian dollars)

NOTE 8 - INVESTMENTS IN RELATED COMPANIES (Continued)

Levon Resources Ltd. (“Levon”)

The Company’s investment in Levon consists of 141,200 common shares with a quoted market value of $16,944 as at December 31, 2008 (December 31, 2007 - $17,650). Levon is a public company with common directors.

Oniva International Services Corporation (“Oniva”)

The Company owns a 16.67% interest in Oniva, a private company with common management, which provides office and administration services to the Company. The remaining 83.33% is shared equally between five other companies that are related by some common directors and management. See Note 15 for disclosure on the Company’s commitment to Oniva.

NOTE 9 - SALES TAX RECOVERABLE

The Company’s sales tax recoverable consists primarily of the Mexican Value-Added Tax (“VAT”) recoverable. Although the Company has been pursuing the collection of the VAT, management wrote down the value of the VAT recoverable in the amount of $213,652 (MXN$2,228,352) during 2008 to reflect the assessment of the recoverable amount.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
(Expressed in Canadian dollars)

NOTE 10 - SHARE CAPITAL

(a)	Authorized: Unlimited common shares without par value

(b)	Warrants

    During the year ended December 31, 2008 there were no warrants issued, exercised or expired. On February 29, 2008, the TSX Venture Exchange approved the extension of the expiry date for the warrants expiring on March 20, 2008. The new expiry date for these warrants is March 20, 2009. Subsequent to the year end, the TSX Venture Exchange granted approval to extend these warrants to March 20, 2010 as disclosed in Note 22.

    Details of share purchase warrants outstanding as of December 31, 2008 and 2007 are:

Expiry Date	Exercise Price	Warrants Outstanding
March 20, 2009	$2.50	2,498,750

(c)	Stock options

    The Company has a stock option plan under which it may grant stock options up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to regular employees and persons providing investor-relation or consulting services up to a limit of 5% and 2% respectively of the Company’s total number of issued and outstanding shares per year. The stock options vest on the date of grant, except for those issued to persons providing investor-relation or consulting services, which vest over a period of one year. The option price must be greater or equal to the discounted market price on the grant date and the option term cannot exceed five years from the grant date.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
(Expressed in Canadian dollars)

NOTE 10 - SHARE CAPITAL (Continued)

	Underlying Shares	Weighted Average Exercised Price

Stock options outstanding, January 31, 2007	1,476,300	$3.25
Expired or cancelled	(25,000)	$3.99

Stock options outstanding, December 31, 2007	1,451,300	$3.23
Granted	600,000	$1.65
Expired or cancelled	(196,800)	$1.97

Stock options outstanding, December 31, 2008	1,854,500	$2.85

Details of stock options outstanding are:

Expiry Date	Exercise Price	December 31, 2008, Stock Options Outstanding	December 31, 2007, Stock Options Outstanding

October 21, 2008	$1.20	-	41,800
April 5, 2010	$1.35	262,000	262,000
September 26, 2010	$1.35	52,500	52,500
March 15, 2011	$2.72	120,000	120,000
April 26, 2011	$3.99	940,000	1,000,000
February 26, 2013	$1.65	480,000	-

		1,854,500	1,476,300

As of December 31, 2008, 1,854,500 stock options (December 31, 2007 – 1,451,300) were exercisable with a weighted average remaining contractual life of 2.62 years (December 31, 2007 – 3.03 years).

NOTE 11 – STOCK-BASED COMPENSATION

During 2008 the Company granted stock options to various officers, directors, consultants and employees of the Company to purchase up to a total of 600,000 common shares at an exercise price of $1.65 per share pursuant to the Company’s stock option plan. The options vested immediately and are exercisable on or before February 26, 2013.  The Company recorded stock-based compensation expense in the amount of $585,800 (December 31, 2007 - $Nil; January 31, 2007 - $2,860,603). In addition the Company recorded stock based compensation expenses of $20,200 (December 31, 2007 - $27,863; January 31, 2007 - $195,600) for shareholder and investor relations.

During the 2008 year, 41,800 options expired and 155,000 stock options were forfeited or cancelled.

Option-pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
(Expressed in Canadian dollars)

NOTE 11 – STOCK-BASED COMPENSATION (Continued)

The fair value of the options granted to officers, directors and employees was calculated using the Black-Scholes model with following weighted average assumptions and resulting grant date fair value:

	Year Ended December 31, 2008	Period Ended December 31, 2007	Year Ended January 31, 2007
Assumptions:
Risk-free interest rate	3.32%	–	4.40%
Expected dividend yield	–	–	–
Expected option life (years)	5	–	5
Expected stock price volatility	78.23%	–	91%
Weighted average fair value at grant date	$1.01	–	$2.89

NOTE 12 – INVESTOR RELATIONS EXPENSES

Investor relations expenses consist of expenses related to disseminated publications and other communications with shareholders, required by regulatory or otherwise. In addition, the fair values of stock options granted to investor relations consultants are included in shareholder and investor relations expenses. The fair values of the stock options is calculated using the Black-Scholes option pricing model and is measured and expensed over the 12 month period over which services are provided and the options vest. During 2008 investor relations consultants were granted 20,000 stock options (December 31, 2007 – Nil; January 31, 2007 – 130,000) The shareholder and investor relations expense for 2008 includes $20,200 (December 31, 2007 - $27,863; January 31, 2007 - $195,600) for the fair value of stock options vesting to investor relations consultants. The fair values of these options were calculated using the Black-Scholes model with following weighted average assumptions and resulting grant date fair values:

	Year Ended December 31, 2008	Period Ended December 31, 2007	Year Ended January 31, 2007
Assumptions:
Risk-free interest rate (%)	3.32%	3.5	4.1
Expected dividend yield (%)	–	–	–
Expected option life (years)	5	3.0	4.7
Expected stock price volatility (%)	78.23%	90	90
Weighted average fair value at grant date	$1.01		$2.72

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
(Expressed in Canadian dollars)

NOTE 13 - RELATED PARTY TRANSACTIONS AND BALANCES

In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. The balances and transactions with related parties not disclosed elsewhere in these financial statements are as follows:

(a)            Amounts due to related parties:

	December 31, 2008	December 31, 2007

Directors	$9,000	$18,250
ABC Drilling Services Inc.	-	4,578
Chevillon Exploration	16,789	-
Frobisher Securities Ltd.	-	3,707
Oniva International Services Corp.	145,011	147,424
Sampson Engineering Inc.	-	2,684
Wear Wolfin Design Ltd.	-	145
	$170,800	$176,788

The amounts due to related parties are non-interest bearing, unsecured and due on demand.

(b)	The Company recorded the following amounts for management and consulting services provided by the following companies:

	Year Ended December 31, 2008	Period Ended December 31, 2007	Year Ended January 31, 2007

Intermark Capital Corp	$96,000	$88,000	$87,000
Wear Wolfin Design Ltd.	30,000	27,500	30,000
	$126,000	$115,500	$117,000

(c)	The Company recorded the following amounts for other services provided by the following companies:

	Year Ended December 31, 2008	Period Ended December 31, 2007	Year Ended January 31, 2007

ABC Drilling Services Inc.	$-	$65,577	$53,837
Bralorne Gold Mines Ltd.	-	-	6,854
Chevillon Exploration Consulting	16,789	-	-
Sampson Engineering Inc.	34,698	36,100	36,600
National Media Associates	-	(40,513)	84,279
	$51,487	$142,190	$181,570

(d)	The Company recorded the following amounts for administrative services and expenses provided by Oniva International Services Corp.:

	Year Ended December 31, 2008	Period Ended December 31, 2007	Year Ended January 31, 2007

Salaries and benefits	$109,354	$72,365	$59,523
Office and miscellaneous	78,804	81,368	60,334

	$188,158	$153,733	$119,857

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
(Expressed in Canadian dollars)

NOTE 13 - RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

All related party transactions are recorded at the exchange amount, representing the value agreed upon by the Company and the related party, which management believes approximates fair value.

NOTE 14 - SUPPLEMENTARY CASH FLOW INFORMATION

	December 31, 2008	December 31, 2007	January 31, 2007
Net change in non-cash working capital items:
Interest receivable	$16,244	$18,996	$(38,179)
Sales taxes recoverable	(206,110)	(338,069)	(61,665)
Prepaid expenses	20,830	21,725	(40,497)
Due from related parties	-	65,770	17,230
Accounts payable and accrued liabilities	(116,303)	(790,850)	224,755
Due to related parties	(5,988)	35,264	(39,894)
	$(291,327)	$(987,164)	$61,750

NOTE 15 - COMMITMENTS

The Company entered into a cost sharing agreement dated October 1, 1997, and amended November 1, 2003 to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 13.

The Company has a contractual minimum drilling commitment for the exploration of its mineral properties in Durango, Mexico. As at December 31, 2008 the Company is committed to drilling services at an estimated cost of $121,950 (services denominated in USD$100,123). Alternatively, the Company could terminate the contract at a cost of $54,200 (USD$44,499). Management expects that the Company’s drilling services requirement in fiscal 2009 will likely exceed the minimum commitment amount.

The Company has also entered into an agreement in which monthly operating services will be performed through to September 2009 in Durango, Mexico at a total committed cost of $93,177 (services denominated in USD$76,500).

The Company’s subsidiary has various lease agreements for their office premises, use of land and internet at the mine site. The future lease obligations are as follows including the drilling and services agreement noted above:

Amount

2009	$234,299
2010	9,198
2011	6,640
2012	6,640
2013	6,640
$263,417

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
(Expressed in Canadian dollars)

NOTE 16 – CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its properties and to maintain flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes the components of shareholders’ equity as well as cash and cash equivalents.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash and cash equivalents. Management reviews the capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

NOTE 17 - SEGMENTED INFORMATION

The Company’s operations are limited to one industry segment, being the acquisition, exploration and development of mineral properties. Regional geographic information pertaining to the Company’s mineral properties is disclosed in Note 7.

NOTE 18 - INCOME TAXES

The components of the income tax provision including, the statutory tax rate, effective tax rate and the effect of the valuation allowance are as follows:

	Year Ended December 31, 2008	Period Ended December 31, 2007	Year Ended January 31, 2007
Statutory rate	31.00%	34.12%	34.12%

Income taxes recovered at the Canadian statutory rate	$446,469	$473,225	$1,244,882

Less permanent differences:
Stock-based compensation	(181,598)	–	(976,038)
Investor relations expense for stock options granted	(6,262)	(9,507)	(66,739)
Reduction for effect of lower Mexican tax rates	(7,160)	(64,829)	(10,644)
Equity based accounting loss for interest in Cia Minera Mexicana de Avino, S.A. de C.V.	–	–	(11,458)
Other non-tax deductible expenses	(762)	(1,574)	(3,373)

Effect of temporary differences:
Share issuance costs	51,071	71,239	71,239

Valuation allowance on benefit of tax loss	(301,758)	(468,554)	(247,869)

Benefit of Mexican tax losses recognized on reduction of future income tax liability	(98,653)	501,083	–

Income tax recovery recognized in the year	$(98,653)	$501,083	$–

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
(Expressed in Canadian dollars)

NOTE 18 - INCOME TAXES (Continued)

The approximate tax effects of each type of temporary difference that gives rise to potential future income tax assets are as follows:

	December 31, 2008	December 31, 2007

Expected tax recovery rate	27%	29%

Non-capital tax losses carried forward	$1,219,963	$1,092,322

Capital tax losses carried forward	323,886	213,470

Canadian exploration expenses, Canadian development expenses and foreign exploration, and development expenses in excess of book value of Canadian mineral properties	441,491	507,413

Share issuance costs	88,963	143,329

Tax basis of investments in related companies in excess of book value	47,740	30,793

Undeducted capital cost allowance in excess of book value of Canadian equipment	56,246	60,325

Future income tax assets	2,178,289	2,047,652

Less: valuation allowance	(2,178,289)	(2,047,652)

Net tax assets	$–	$–

The potential benefit of Canadian net operating tax loss carry-forwards and other Canadian future income tax assets has not been recognized in the financial statements since the Company cannot be assured that it is more likely than not that such benefit will be utilized in future years.

The future income tax liability presented in these consolidated financial statements is due to the difference in the carrying amounts and tax bases of the Mexican mineral properties, mine plant and equipment, which were acquired in the purchase of Cia Minera (see Note 4). The carrying values of the Mexican mineral properties, mine plant and equipment reflect the fair values assigned on the acquisition of control of Cia Minera based on a share exchange, while the tax bases of these assets are historical undeducted tax amounts that were nil on acquisition. The future tax liability is attributable to assets in the tax jurisdiction of Mexico and is presented net of Mexican tax losses carried forward. The approximate tax effects of each type of temporary difference that gives rise to future income tax liabilities are as follows:

	December 31, 2008	December 31, 2007

Mexican statutory rate	28%	28%

Book value of mineral properties in excess of tax bases	$3,382,547	$2,889,045
Book value of plant and equipment in excess of tax bases	275,092	275,266
Less: Mexican tax losses carried forward	(1,724,070)	(1,329,395)

Future income tax liability	$1,933,569	$1,834,916

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
(Expressed in Canadian dollars)

NOTE 18 - INCOME TAXES (Continued)

The Company has capital losses of $1,472,210 carried forward and $4,663,163 in non-capital tax losses carried forward available to reduce future Canadian taxable income. The capital losses can be carried forward indefinitely unless used. Additionally, the Company has $6,157,392 (denominated in MEX$62,287,279) in tax losses which are available to reduce future Mexican taxable income. The Company’s Canadian non-capital tax losses and Mexican tax losses, if unused, expire as follows:

Year of Expiry	Canada	Mexico

2009	$904,279	$–
2010	343,690	1,373,853
2014	568,450	–
2016	–	3,623,246
2017	–	1,160,293
2025	799,044	–
2026	646,331	–
2027	643,498	–
2028	757,871	–

	$4,663,163	$6,157,392

NOTE 19 – LITIGATION SETTLEMENT

The Company’s subsidiary Cia Minera leases four core mineral claims in consideration for royalties. The lessor had contested the underlying royalty agreement, and had filed a legal action claiming royalties were owed from years prior to the Company’s acquisition of control of Cia Minera. An amicable settlement was negotiated during the period ended December 31, 2007 whereby the Company settled the dispute at a cost of $1,497,604 (settlement denominated in USD$1,500,000).

During the period ended December 31, 2007, the Company recorded a litigation settlement expense of $759,302 which was the $1,497,604 amount less a prior year accrual of $738,302. The Company paid a $1,398,457 (USD$1,400,000) portion of the settlement in the year ended December 31, 2007 and the $99,130 balance owing (USD$100,000) was paid during the year ended December 31, 2008. This payment during the year resulted in a credit to the litigation settlement of $2,785 due to the foreign exchange difference on the settlement date.

NOTE 20 - MISAPPROPRIATION LOSS

During fiscal December 31, 2007, the Company incurred a misappropriation loss of MXN$930,000 (CAD$86,155) as a result of a fraudulent disbursement initiated by an unknown third party who was able to access the Company’s Mexican bank account. The Company’s legal representative and the Mexican authorities are attempting to retrieve the funds, however there is no guarantee that these funds will be recovered and the Company has fully provided for this loss. The Company has taken stringent steps as a result of this loss including the use of another bank’s services and has added additional internal controls over banking transactions to prevent the reoccurrence of such a loss in the future.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
(Expressed in Canadian dollars)

NOTE 21 – COMPARATIVE FIGURES

Certain prior year comparative figures have been reclassified to conform to the financial statements presentation adopted for fiscal 2008.

NOTE 22 – SUBSEQUENT EVENTS

(a)
    On February 16, 2009, the Company’s subsidiary, Cia Minera, held a Shareholders Meeting to increase the capital through capitalization of loans advanced to Cia Minera by the Company. As a result, the Company’s ownership interest in Cia Minera has increased to 99.28%.

(b)
    On February 25, 2009, the Company amended the term of the warrants issued pursuant to a private placement in March of 2006. The amendment extends the expiry date of 2,498,750 warrants from March 20, 2009 to March 20, 2010.

(c)
    On April 1, 2009 the option agreement with Mega Silver (see Note 7(c)) was amended as follows.  After earning a 75% interest, an additional 25% interest can be acquired by Mega Silver if commercial production commences. Once a commercial production decision is made Mega Silver shall pay the Company $200,000; and $200,000 on or before each yearly anniversary of the production decision until the later of the fifth anniversary or the date commercial production commences.

NOTE 23 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which in most respects conform to accounting principals generally accepted in the United States (“US GAAP”). There are certain material    differences between Canadian and US GAAP and if these consolidated financial statements were prepared in accordance with US GAAP, the impact would be as follows:

	December 31, 2008	December 31, 2007
Balance sheets
Total assets under Canadian GAAP	$20,126,230	$21,190,940
Deferred exploration expenditures (ii)	(14,861,524)	(13,096,805)
Total assets under US GAAP	$5,264,706	$8,094,135

Total liabilities under Canadian GAAP	$2,508,776	$2,532,414
Future income taxes related to mineral properties (ii)	(1,933,569)	(1,834,916)
Total liabilities under US GAAP	$575,207	$697,498

Total deficit under Canadian GAAP	$(23,182,925)	$(21,644,049)
Future income taxes related to mineral properties (ii)	(402,390)	(501,083)
Deferred exploration expenditures (ii)	(14,861,524)	(13,096,805)
Total deficit under US GAAP	$(38,446,839)	$(35,241,937)

29

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
(Expressed in Canadian dollars)

NOTE 23 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

	December 31, 2008	December 31, 2007	January 31, 2007
Consolidated statements of operations
Loss for year under Canadian GAAP	$(1,538,876)	$(885,863)	$(3,684,539)
Future income taxes related to mineral properties (ii)	98,653	(501,083)	-
Exploration expenses (ii)	(1,764,719)	(2,332,350)	(10,277,556)
Net loss for the year under US GAAP (iii)	(3,204,942)	(3,719,296)	(13,962,095)
Comprehensive income (loss) items:
Unrealized gain (loss) on investments (i)	(108,196)	(12,487)	17,116
Net comprehensive loss	$(3,313,138)	$(3,731,783)	$(13,944,979)
Loss per share under US GAAP - basic and diluted	$(0.16)	$(0.18)	$(0.76)

	December 31, 2008	December 31, 2007	January 31, 2007
Statements of cash flows
Cash flows used in operating activities under Canadian GAAP	$(909,029)	$(2,344,201)	$(494,328)
Mineral properties expenditures (ii)	(1,764,719)	(2,292,156)	(751,981)
Cash flows used in operating activities under US GAAP	$(2,673,748)	$(4,636,357)	$(1,246,309)

Cash flows (used in) from investing activities under Canadian GAAP	$(1,858,211)	$(2,364,364)	$(1,095,902)
Mineral properties expenditures (ii)	1,764,719	2,292,156	751,981
Cash flows (used in) from investing activities under US GAAP	$(93,492)	$(72,208)	$(343,921)

i)	Investments
US GAAP requires investments available for sale to be recorded at fair market value with unrealized gains or losses recognized as part of comprehensive income (loss) unless a decline in value is considered to be other than temporary. Effective for fiscal December 31, 2007 the Canadian GAAP treatment is the same, however in fiscal January 31, 2007 such investments were recorded in accordance with Canadian GAAP at the lower of cost and market; long-term investments in marketable securities are written down to market when impairment is considered other than temporary, in which case the written-down value becomes the new cost base, and the impairment is charged to operations.

ii)	Mineral properties and deferred exploration expenditures
Canadian GAAP permits the deferral of costs for the acquisition of mineral properties and exploration expenditures subject to periodic assessments for impairment. US GAAP requires that exploration expenditures relating to unproven mineral properties as well as acquisition costs to be expensed as incurred. For US GAAP cash flow statement purposes, mineral property acquisition and exploration expenditures would be shown under operating activities rather than investing activities.

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
(Expressed in Canadian dollars)

NOTE 23 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

iii)	Recent adopted accounting standards

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement did not have a material effect on the Company's reported financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provision of SFAS No. 157, Fair Value Measurements. The adoption of this statement did not have a material effect on the Company's reported financial position or results of operations.

iv)	Recently issued accounting pronouncements

In May 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation financial statements of non-governmental entities that are presented in conformity with generally accepted accounting principles in the United Sates. It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – an amendment to FASB Statement No. 133. SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged. The Company is currently evaluating the impact of SFAS No. 161 on its financial statements, and the adoption of this statement is not expected to have a material effect on the Company’s financial statements

        .

AVINO SILVER & GOLD MINES LTD.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2008, eleven-months ended December 31, 2007, and the year ended January 31, 2007
(Expressed in Canadian dollars)

NOTE 23 - DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

iv)	Recent adopted accounting standards (continued)

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations. SFAS No. 141 (revised 2007) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141 (revised 2007) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51. SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.